Exhibit 99.22

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Loncor Resources Inc.

PRESS RELEASE

LONCOR ANNOUNCES CLOSING OF PRIVATE PLACEMENT TO
NEWMONT AND EXERCISE OF WARRANTS BY NEWMONT

Newmont Increases Interest in Loncor to 16.87%

Toronto, Canada - December 15, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V Symbol: "LN") is pleased to announce that it has completed its previously announced non-brokered private placement with Newmont Mining Corporation of Canada Limited ("Newmont").  The Company has issued to Newmont under this financing, by way of private placement, 2,000,000 units of the Company at a price of Cdn$1.95 per unit for aggregate gross proceeds to the Company of Cdn$3,900,000 (the "Placement").  Each such unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant is exercisable into one additional Loncor common share at a price of Cdn$2.30 for a period of two years.

The Company also announces that, immediately following the closing of the Placement, Newmont exercised the 2,000,000 warrants of the Company that Newmont had acquired earlier this year.  Such warrant exercise (the "Warrant Exercise") resulted in the acquisition by Newmont of an additional 2,000,000 common shares of the Company at the warrant exercise price of Cdn$1.45 per share, for aggregate gross proceeds to the Company of Cdn$2,900,000.

As a result of the Placement and the Warrant Exercise, Newmont now holds 8,000,000, or 16.87%, of the outstanding common shares of the Company.

The Company intends to use the net proceeds from the Placement and Warrant Exercise for the exploration of the Company's mineral properties in the Democratic Republic of the Congo (the "DRC") and for working capital and general corporate purposes.

All of the securities of the Company issued and issuable pursuant to the Placement are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Taking into account the Placement and the Warrant Exercise, the Company currently has outstanding 47,417,745 common shares, 4,683,250 common share purchase warrants (including the 1,000,000 warrants acquired by Newmont under the Placement), 3,475,000 stock options to purchase common shares and 391,992 agents' compensation options.

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  Statements in this press release relating to the proposed use of proceeds from the Placement and Warrant Exercise are forward-looking information within the meaning of applicable Canadian securities laws.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company's properties in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company's expectations, uncertainties related to fluctuations in commodity prices and equity markets and the other risks involved in the mineral exploration business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.